April 18, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Office of Information Technologies and Services
Bernard Nolan, Staff Attorney

Re:	Net Element, Inc.

Amendment No. 3 to Registration Statement on Form S-3 Filed March 6, 2018

File No. 333-222466

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in connection with the Company’s amendment to Amendment No. 3 to Registration Statement on Form S-3 that was filed on EDGAR on March 6, 2018 (the “Current Registration Statement”). For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General.

1.	Your revised disclosure in response to prior comment 1 suggests that you are developing ERC-20 compliant tokens. Please disclose the timing of the development of these tokens, how you intend to use them, and what material risks or uncertainties you anticipate, including any material regulatory risks.

In response to this comment, the Company wishes to clarify that:

(i) the Company did not intend to suggest that it is currently developing its own tokens; and

(ii) the Company’s disclosure that “[t]he first implementation of the ecosystem will be deployed on the public Ethereum or similar blockchain and adhere to the ERC20 protocol” was intended to disclose that the Company plans to deploy its first implementation of the blockchain technology solution on the Ethereum or similar blockchain platform as the Company is evaluating and testing several blockchain platforms at this time.

The Company will make an announcement when it selects a preferred platform. See timeline discussed in the Company’s response to your comment 3. The Company did not intend to suggest that adherence to the ERC20 protocol meant the Company was developing the Company’s own tokens.

Accordingly, the Company has amended the Current Registration Statement (by filing with U.S. Securities and Exchange Commission (the “Commission”), concurrently with filing of this letter, Amendment No. 4 to Form S-3 (the “Amendment”)) to clarify its disclosure, on page 4 of Amendment, to be consistent with this response.

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2.	We note that the ecosystem will initially be deployed on “the public Ethereum or similar blockchain.” Please provide a risk factor regarding your reliance on another blockchain network. For example, disclose the risks and consequences to the company if such network ceases to function, slows down in functionality, or forks.

In response to this comment, the Company has amended the Current Registration Statement by adding, on pages 10 through 13 of Amendment, the additional risk factors related to the Company’s reliance on another blockchain network.

3.	Your response to prior comment 2 indicates that you will introduce the blockchain-based ecosystem upon the conclusion of the initial phase. Please clarify whether the ecosystem will be launched at that time. If not, explain the additional developmental steps that will be taken in subsequent phases as well as the estimated period of time until launch.

In response to this comment, the Company has amended the Current Registration Statement by adding, on page 6 of Amendment an additional disclosure that:

(i) The Company intends to continue launching services in phases: (1) the first phase was the introduction of Netevia as a framework for developers and integration tools; (2) the second phase will include the addition of cryptocurrency as a form of payment; (3) the follow-up phases will include implementation of decentralized blockchain ecosystem and additional functionalities and value-added services.

(ii) The second phase has begun by the Company evaluating and testing several blockchain platforms for the Company’s project. After such testing and evaluation is completed and the platform is chosen, the planning, coding and testing stage will begin. The Company currently anticipates the end of the 3rd quarter of 2018 to complete such second phase and launch.

The Company hereby requests you to advise the Company when it would be appropriate to request acceleration of the effective date of the Current Registration Statement, as amended by Amendment No. 4.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

_/s/ Jonathan New______

Jonathan New

Chief Financial Officer

Net Element, Inc.

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